Exhibit 99.1

04 January 2016

Midatech Pharma PLC

(“Midatech” or the “Company”)

Midatech signs licencing agreement with Emergex Vaccines

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology and other therapeutic areas, today announces that the Company has entered into a licensing agreement with Emergex Vaccines Limited (“Emergex”), a private UK biotechnology company focused on infectious diseases utilising Midatech’s gold nanoparticle technology. Midatech has also agreed a Service and Manufacturing Agreement with Emergex for synthesis and for manufacturing of cGMP material for clinical trials.

This exclusive licensing agreement is focused on Midatech’s proprietary platform based on certain metal core glyconanoparticles and Emergex’s development and commercialisation of various vaccines, to prevent/treat infectious diseases. This will be the first application of Midatech’s nanoparticles within vaccines in infectious diseases.

Midatech will receive initial, milestone and royalty payments as part of the deal. Specific terms of the agreement have not been disclosed.

Commenting on the announcement, Dr. Jim Phillips, CEO of Midatech Pharma, said: “This licensing agreement marks another step in Midatech’s ambitious growth strategy. Emergex’s interest in applying our nanoparticles to its vaccines further validates the broad potential of our technology. The financials of the deal underline Midatech’s technology platform’s value outside the group’s core areas of focus & the Group is comfortable that revenues will meet consensus expectations for 2015.”

Emergex added: “The licensing of Midatech’s IP and know-how together with our in-licensing of novel vaccine targets presents a significant opportunity for Emergex to create the first prophylactic/therapeutic vaccine applications in nanomedicines, strengthening Emergex’s position in synthetic vaccine development. The ability to synthesise vaccines without biological-derived components, now called “vaccines on demand” will be an important prevention/therapeutic strategy for the rapid intervention in “hot virus” epidemics and/or in meeting bio-terrorism threats.”

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For more information, please contact:

Midatech Pharma PLC

Jim Phillips, CEO

Tel: +44 (0)1235 841575

www.midatechpharma.com

Emergex Vaccines Limited

Storme Moore-Thornicroft

Tel: +44 (0) 7766 705 871

Panmure Gordon (UK) Limited (Nominated Adviser and Joint Broker)

Corporate Finance

Freddy Crossley / Adam James / Atholl Tweedie / Duncan Monteith

Broking

Tom Salvesen

Tel: +44 (0)20 7886 2500

RBC Europe Limited (Joint Broker)

Darrell Uden / Paul Tomasic / Rupert Walford / Thomas Stockman

Tel: +44 (0)207 653 4000

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Ivar Milligan / Matthew Neal / Hendrik Thys

Tel: +44 (0)20 3709 5700

Email: midatech@consilium-comms.com

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and three marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

About Emergex Vaccines Limited

Emergex is a biotechnology company engaged in the development of agents to prevent/treat infectious diseases including vaccines.